September 21, 2004

VIA EDGAR AND FACSIMILE
-----------------------

Mr. Carlos Pacho
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Pacho:

The following sets forth the responses of Centennial Communications Corp. (the "Company") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Staff") articulated via telephone by the Staff on September 17, 2004.

The Staff has asked the Company to provide further detail regarding the effects of the restatement of our consolidated financial statements as of May 31, 2003 and for the years ended May 31, 2003 and 2002, as described in Note 16 to the consolidated financial statements of our Form 10-K for the fiscal year ended May 31, 2004 with respect to cash, property, plant and equipment and long-term debt.

For your convenience, we have provided the following tabular comparison of the quantitative effects of the restatement with respect to cash, property, plant and equipment and long-term debt.

--------------------------------------------------------------------------------
                    As Previously
                      Reported       As Restated     Change    Percentage Change
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Cash                      $69,692        $72,548     $2,856               4.10%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Property, plant
and equipment            $675,574       $678,234     $2,660               0.39%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Long-term debt         $1,669,659     $1,674,812      $5,153              0.31%
--------------------------------------------------------------------------------


The nature of the adjustments to restate the Company's cash, property, plant and equipment and long-term debt relate to the following:

Cash
----

     o Increase cash to reflect net cash receipts we received at the end of May 2003 that had not been recorded as of May 31, 2003.


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


While we recognize that the change in cash as a result of the restatement represents 4.10% of our previously reported cash balance, please also note that the change represents approximately 0.42% of our previously reported current assets and less than 0.10% of our previously reported total assets since along with the increase in cash was a corresponding decrease to accounts receivable.

Property, plant and equipment
-----------------------------

     o Remove excess capitalized labor and overhead amounts and depreciation taken on such excess.
     o    Add fixed assets acquired under capital leases.

Long-term debt
--------------

     o Add capital lease obligations related to fixed assets acquired under capital leases.

The appropriate income statement effects of the above balance sheet changes are included under the caption of "Other" in the table that sets forth the impact of the restatement on our opening accumulated deficit balance as described in Note 16 to the consolidated financial statements of our Form 10-K for the fiscal year ended May 31, 2004.

The Company did not include a detailed explanation of the above changes in its Form 10-K for the fiscal year ended May 31, 2004, because management believes that the quantitative effects of the changes and the qualitative nature of the adjustments, noted and described above, were not material to the consolidated financial statements of the Company. Please note that in order to determine that the adjustments were not material qualitatively, the Company used the guidance provided in Staff Accounting Bulletin No. 99 (e.g. whether the misstatement masks a change in earnings or other trends, whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise, whether the misstatement changes a loss into income or vice versa, whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability, whether the misstatement affects the registrant's compliance with regulatory requirements, whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements, whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation, whether the misstatement involves concealment of an unlawful transaction).

Considering that the above adjustments did not impact any such qualitative elements, management of the Company determined that these adjustments were immaterial and that additional explanation was not necessary. However, the Company did disclose the nature of the adjustments with the most significant impact to the consolidated financial statements in Note 16 to the consolidated financial statements of our Form 10-K for the fiscal year ended May 31, 2004.

Please contact the undersigned at 732-556-2200 if we may be of help in answering any questions that may arise in connection with your review of this letter.


Sincerely,

/s/ THOMAS J. FITZPATRICK
-------------------------
Thomas J. Fitzpatrick
Executive Vice President, Chief Financial Officer


/s/ THOMAS E. BUCKS
-------------------------
Thomas E. Bucks
Sr. Vice President-Controller
(Chief Accounting Officer)


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